                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           priceline.com Incorporated
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.008 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    741503106
                                    ---------
                                 (CUSIP Number)

                                   Edith Shih
                            Hutchison Whampoa Limited

                           22nd Floor, Hutchison House
                                10 Harcourt Road

                                    Hong Kong

                                 (852-2128-1188)

                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                                    Suite 701
                          Edinburgh Tower, The Landmark
                             15 Queen's Road Central

                                    Hong Kong

                                 (852-2509-7000)

                                   ----------

                                  July 31, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     HUTCHISON WHAMPOA LIMITED - Not Applicable
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC US ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 - 0 -

        SHARES         ---------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                36,119,916 (1)
     OWNED BY EACH
                       ---------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER

      PERSON WITH               - 0 -

                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                36,119,916 (1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     36,119,916 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     FORTHCOMING ERA LIMITED - Not Applicable
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC US ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 - 0 -

        SHARES         ---------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                17,546,622
     OWNED BY EACH
                       ---------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER

      PERSON WITH               - 0 -

                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                17,546,622
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,546,622
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ULTIMATE PIONEER LIMITED - Not Applicable
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC US ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 - 0 -

        SHARES         ---------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                18,546,624
     OWNED BY EACH
                       ---------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER

      PERSON WITH               - 0 -

                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                18,546,624
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     18,546,624
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC US ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 - 0 -

        SHARES         ---------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                72,220,941 (2) (including shares disclaimed,
     OWNED BY EACH                             see 11 below)
                       ---------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER

      PERSON WITH               - 0 -
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                72,220,941 (2) (including shares disclaimed,
                                               see 11 below)
----------- --------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,220,941 (2), of which Cheung Kong expressly disclaims beneficial ownership of 36,119,916 shares beneficially owned by Hutchison Whampoa Limited
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Prime Pro Group Limited - Not Applicable
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC US ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 - 0 -

        SHARES         ---------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                17,546,622
     OWNED BY EACH
                       ---------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER

      PERSON WITH               - 0 -
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                17,546,622
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,546,622
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     POTTON RESOURCES LIMITED - Not Applicable
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC US ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 - 0 -

        SHARES         ---------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                18,546,624
     OWNED BY EACH
                       ---------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER

      PERSON WITH               - 0 -
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                18,546,624
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     18,546,624
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO
----------- --------------------------------------------------------------------

(1) Includes options to purchase 18,891 shares of Common Stock of the Issuer held by Mr. Ian Wade (the designee of FEL to the Issuer's Board of Directors) and options to purchase 7,779 shares of Common Stock of the Issuer held by Mr. Dominic Lai (the designee of FEL and UPL to the Issuer's Board of Directors), which are exercisable by Mr. Ian Wade and Mr. Dominic Lai now and within 60 days from the date of this Amendment. In addition, Mr. Ian Wade and Mr. Dominic Lai were granted options to purchase 41,109 and 32,221 shares of Common Stock, respectively, which are not exercisable within 60 days from the date of this Amendment and are therefore not included in the shares reported herein.

(2) Includes options to purchase 7,779 shares of Common Stock of the Issuer held by Mr. Edmond Ip (the designee of PPG and PRL to the Issuer's Board of Directors), which are exercisable by Mr. Edmond Ip now and within 60 days from the date of this Amendment. In addition, Mr. Edmond Ip was granted options to purchase 32,221 shares of Common Stock, which are not exercisable within 60 days from the date of this Amendment and are therefore not included in the shares reported herein.

     This statement constitutes Amendment No. 6 to the Schedule 13D originally filed with the Securities and Exchange Commission on February 26, 2001, as amended by Amendment No. 1 on June 11, 2001, Amendment No. 2 on July 10, 2001, Amendment No. 3 on September 25, 2001, Amendment No. 4 on September 28, 2001 and Amendment No. 5 on November 16, 2001 (collectively, the "Schedule 13D") and is filed by Hutchison Whampoa Limited, a Hong Kong company ("HWL"); Forthcoming Era Limited ("FEL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Ultimate Pioneer Limited ("UPL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Cheung Kong (Holdings) Limited ("Cheung Kong"), a Hong Kong company and a 49.97% shareholder of HWL; Prime Pro Group Limited ("PPG"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong; and Potton Resources Limited ("PRL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong. Such Schedule 13D relates to the common stock, par value $0.008 per share ("Common Stock") of priceline.com Incorporated, a Delaware corporation (the "Issuer"). Terms defined in the Schedule 13D previously filed have the same meanings in this Amendment.

Item 3. Source and Amount of Funds or Other Considerations
        --------------------------------------------------

     Item 3 of the Schedule 13D is hereby amended by adding the following:

     Since November 15, 2001, 993,613 shares of Common Stock were acquired by UPL at a total purchase price of US$4,144,810.94. The funds for UPL's purchases were provided by HWL from its internal resources.

     Since November 15, 2001, 993,612 shares of Common Stock were acquired by PRL at a total purchase price of US$4,144,807.06. The funds for PRL's purchases were provided by Cheung Kong from its internal resources.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) - (b) HWL, through its ownership of FEL and UPL, beneficially owns an aggregate of 36,119,916 shares of Common Stock, representing approximately 15.7% of the outstanding Common Stock as of June 30, 2002, and has shared power over the voting and disposition of such shares.

     FEL beneficially owns 17,546,622 shares of Common Stock, representing approximately 7.6% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

     UPL beneficially owns 18,546,624 shares of Common Stock, representing approximately 8.1% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

     PPG beneficially owns 17,546,622 shares of Common Stock, representing approximately 7.6% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

     PRL beneficially owns 18,546,624 shares of Common Stock, representing approximately 8.1% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

     Cheung Kong, through its ownership of PPG and PRL, beneficially owns an aggregate of 36,101,025 shares of Common Stock, representing approximately 15.7% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the shares of Common Stock owned by HWL, FEL and UPL. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

     Except as described herein, none of HWL, FEL, UPL, Cheung Kong, PPG and PRL, nor, to the best knowledge of HWL, FEL, UPL, Cheung Kong, PPG and PRL, any executive officer or director of HWL, FEL, UPL, Cheung Kong, PPG or PRL, (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     On July 31, 2002, the Issuer announced that its Board of Directors had authorised a programme for the repurchase of up to US$40 million of the Issuer's Common Stock from time to time in the open market or in privately negotiated transactions. In conjunction with the Issuer's stock repurchase programme, HWL and Cheung Kong informed the Issuer that they may purchase up to an additional US$40 million of the Issuer's Common Stock in the open market or in privately negotiated transactions. The timing, pricing, initiation, and completion of purchases by the Issuer, HWL and Cheung Kong will be at the discretion of each company's management.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  August 5, 2002

                                     FOR AND ON BEHALF OF
                                     HUTCHISON WHAMPOA LIMITED



                                     By:      /s/ Dominic Lai
                                         ------------------------------
                                         Name:  Dominic Lai
                                         Title: Director


                                     FOR AND ON BEHALF OF
                                     FORTHCOMING ERA LIMITED



                                     By:      /s/ Robin Sng
                                        -------------------------------
                                         Name:  Robin Sng
                                         Title: Director


                                     FOR AND ON BEHALF OF
                                     ULTIMATE PIONEER LIMITED



                                     By:      /s/ Robin Sng
                                         ------------------------------
                                         Name:  Robin Sng
                                         Title: Director

                                     FOR AND ON BEHALF OF
                                     CHEUNG KONG (HOLDINGS) LIMITED



                                     By:      /s/ Ip Tak Chuen, Edmond
                                         ------------------------------
                                         Name:  Ip Tak Chuen, Edmond
                                         Title: Director


                                     FOR AND ON BEHALF OF
                                     PRIME PRO GROUP LIMITED



                                     By:      /s/ Ip Tak Chuen, Edmond
                                         ------------------------------
                                         Name:  Ip Tak Chuen, Edmond
                                         Title: Director


                                     FOR AND ON BEHALF OF
                                     POTTON RESOURCES LIMITED



                                     By:      /s/ Ip Tak Chuen, Edmond
                                         ------------------------------
                                         Name:  Ip Tak Chuen, Edmond
                                         Title: Director